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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of July 2003

                       Commission File Number: 033-71976


                       FAIRFAX FINANCIAL HOLDINGS LIMITED
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                 (Translation of registrant's name into English)


                            95 Wellington Street West
                                    Suite 800
                                Toronto, Ontario
                                 Canada M5J 2N7
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [ ]      Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]      No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                               By: /s/ Eric Salsberg
                                                   -----------------------------
                                               Name:   Eric P. Salsberg
                                               Title:  Vice President,
                                                       Corporate Affairs


Dated:   July 18, 2003

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                                  EXHIBIT INDEX

Exhibit           Description
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Ex-99.1           News Release dated July 18, 2003